UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Formal Publication of the “Taxation of Profits from Natural Resources” Law

Item 1

December 3, 2015

Formal Publication of the “Taxation of Profits from Natural Resources” Law

Further to the Company’s immediate report dated November 19, 2015 (reference no. 2015-02-159357), to Note 23C(5) of the Company’s 2014 financial statements and to the Operating and Financial Review part of the Company's Q3 2015 results,, the Company hereby wishes to report that on November 30, 2015 the Economic Efficiency Law (Legislative Amendments for Accomplishment of Budgetary Targets for Budget Years 2015-2016), 5776-2015 (the "Law") was published in the Reshumot (the Official Gazette), relating, inter alia, to taxation of profits from natural resources. The Law implements the conclusions of Sheshinski Committee recommendations, and its principal provisions are as follows:

The mix of taxes on natural resources in Israel will include three taxation elements: royalties, natural resources tax, and corporate tax.

Royalties: the royalty rate for phosphate will increase from 2% to 5% on the value of the mineral ex mine.

Furthermore, as a result of the application of the Law and according to the provisions of the ‘Salt Harvest Agreement’ dated June 8, 2012, the royalties' rate for potash will again be 5% on the sales for any quantity sold. The royalties' rate for bromine and magnesium will remain 5%.

Natural resource tax: will be calculated based on the operating profit, in the following manner: the tax base, which will be calculated separately for each natural resource, will be the operating profit according to generally accepted accounting principles, after certain adjustments, less 5% of the average working capital. A progressive tax will be imposed on this tax base as follows: for the yield on the remaining depreciated cost of the fixed assets used in the production and sale of the mineral up to a rate of 14%, no natural resources tax will be imposed. On a yield between 14%-20%, a 25% natural resources tax will be imposed and on a yield above 20%, a 42% natural resources tax will be imposed.

For years in which the natural resource tax base less 14% yield on assets is negative, the negative amount will be carried over from year to year and serve as a shield in the following tax year.

The natural resource tax will only be imposed on the profits derived from the production and sale of the resources: potash, bromine, phosphate and magnesium, and not on profits derived from downstream industrial activity.

Bromine – for purposes of calculating the sales turnover of bromine sold to related parties for purposes of producing downstream products in each tax year, a calculation method (‘Netback’) will be applied in which the highest of the following prices will be determined:

1. the price per bromine unit (metric ton) as determined in the transaction;

2. the normative price of a bromine unit. The ‘normative price’ of a bromine unit will be the sales turnover of the downstream products produced, minus the operating expenses attributed to the downstream activity, excluding the for purpose of selling such downstream products but excluding the cost of purchase of bromine, and minus an amount equal to 12% of the sales turnover of the downstream products produced within the framework of the downstream activity, with the resulting figure divided by the number of bromine units used in the production of the downstream products sold.

Phosphate – for purposes of calculating the sales turnover of phosphate sold to related parties for purposes of producing downstream products in each tax year, a calculation method (‘Netback’) will be used in which the highest of the following prices will be determined:

1. the price per phosphate unit (metric ton) as determined in the transaction;

2. the normative price of a phosphate unit. The ‘normative price’ of a phosphate unit will be the sales turnover of the downstream products produced, minus the operating expenses attributed to the downstream activity, for purpose of selling such downstream products but excluding the cost of purchase of phosphate rock, and minus an amount equal to 12% of the sales turnover of the downstream products produced within the framework of the downstream activity, with the resulting figure divided by the number of phosphate units used in the production of the downstream products sold;

3. the production and operating costs attributed to a phosphate unit.

Magnesium – it has been determined that as of 2017, in the sale of carnallite by Dead Sea Works Ltd. (“DSW”) to Dead Sea Magnesium Ltd. (“DSM”), and the repurchase of the byproduct sylvanite by DSW, DSM will charge DSW USD 100 per ton of potash produced from the sylvanite (linked to the Consumer Price Index).

Corporate Tax: the Encouragement of Capital Investment Law has been amended so as to exclude all mining and mineral extraction activities from the corporate tax benefit route up to the stage of production of the first sellable product.

The marginal rate of the government take from the mix of taxes on natural resources (royalties, natural resources tax, corporate tax and excluding tax on dividend and the harvest costs), in cases where the natural resource tax is applied at the highest rate and according to the current corporate tax rate applied to the Company, is expected to be around 60%.

The Law will enter into effect as of January 1, 2016, except with respect to natural resources tax on potash, whereby the Law will enter into effect as of January 1, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Executive Vice President and Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: December 3, 2015